SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

AMENDMENT NO. 1

TO

SCHEDULE TO

(Rule 14d-100)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

OAO TECHNOLOGY SOLUTIONS, INC.

(Name of Subject Company (Issuer))

OAO TECHNOLOGY SOLUTIONS, INC.

TERRAPIN PARTNERS HOLDING COMPANY LLC

TERRAPIN PARTNERS SUBSIDIARY LLC

TP MERGER SUB, INC.

JOHN F. LEHMAN

DONALD GLICKMAN

GEORGE A. SAWYER

LOUIS N. MINTZ

(Names of Filing Persons (Offerors))

COMMON STOCK, PAR VALUE $0.01 PER SHARE

(Title of Class of Securities)

67082B 10 5

(CUSIP Number of Class of Securities)

David L. Rattner, Esq.

OAO Technology Solutions, Inc.

7500 Greenway Center Drive

16th Floor

Greenbelt, Maryland 20770

Telephone: (301) 486-0400

Facsimile: (301) 486-2332

(Name, Address and Telephone Numbers of Person Authorized

to Receive Notices and Communications on Behalf of Filing Persons)

Copies to:

William M. Rustum, Esq.

Gibson, Dunn & Crutcher LLP

200 Park Avenue

New York, New York 10166

Telephone: (212) 351-4000

Facsimile: (212) 351-4035

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$36,612,850	$2,962

*	Estimated for purposes of calculating the amount of the filing fee only. The amount assumes the purchase of 11,623,127 shares of common stock, par value $0.01 per share, of OAO Technology Solutions, Inc. (“OAOT”), at a purchase price of $3.15 per share. Such number of shares represents (i) the sum of (x) the 17,533,459 shares issued and outstanding as of November 7, 2003 and (y) the 2,673,832 shares of OAOT common stock issuable upon the exercise of options that are or will be vested by the expiration date of the offer, as extended, less (ii) 8,584,164 shares of OAOT common stock owned of record by TP HoldCo that will not be tendered.

**	The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory #11 for Fiscal Year 2003 issued by the Securities and Exchange Commission on February 21, 2003, equals 0.0000809 of the value of the transaction. As a $2,720 filing fee was paid in connection with the initial filing of this Schedule TO on November 13, 2003, $242 has been paid in connection with the filing of this Amendment No. 1 to Schedule TO.

☒  Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$2,720	Filing Parties:	OAOT Technology Solutions, Inc.; Terrapin Partners Holding Company LLC; Terrapin Partners Subsidiary LLC and TP Merger Sub, Inc.
Form or Registration No.:	Schedule TO	Date Filed:	11/13/2003

☐  Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer:

      Check the appropriate boxes below to designate any transactions to which the statement relates:

☒  third-party tender offer subject to Rule 14d-1.

☒  issuer tender offer subject to Rule 13e-4.

☒  going-private transaction subject to Rule 13e-3.

☐  amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

SCHEDULE TO

This Amendment No. 1 to the combined Tender Offer Statement and Schedule 13E-3 Transaction Statement on Schedule TO (as so amended, “Schedule TO”) amends, supplements and restates the statement originally filed on November 13, 2003 by OAO Technology Solutions, Inc., a Delaware corporation (“OAOT” or the “Company”), Terrapin Partners Holding Company LLC (“TP HoldCo”), Terrapin Partners Subsidiary LLC (“TP Sub”) and TP Merger Sub, Inc. (“MergerCo”). This Schedule TO relates to the offer to purchase by OAOT at a price of $3.15 net per share, without interest, in cash any and all outstanding shares of its common stock on the terms and subject to the conditions specified in the Offer to Purchase (the “Offer to Purchase”), dated November 13, 2003, and in the related Letters of Transmittal (which, together with any supplements or amendments, constitute the “Offer”). This Amendment No. 1 to the Schedule TO is being filed by or on behalf of the Company, TP HoldCo, TP Sub, MergerCo, John F. Lehman, Donald Glickman, George A. Sawyer and Louis N. Mintz.

Item 11.	Additional information.

The Schedule TO is hereby amended and supplemented by adding the following thereto:

On December 15, 2003, OAOT issued a press release announcing the extension of the expiration date of the Offer to 5:00 p.m., New York City time, on Thursday, December 18, 2003. The Offer had previously been scheduled to expire at 5:00 p.m., New York City time, on December 12, 2003. The full text of the press release is filed as Exhibit (a)(1)(I) hereto and is incorporated herein by reference.

Item 12.	Exhibits.

(a)(1)(A)	Offer to Purchase, dated November 13, 2003.

(a)(1)(B)	Letter of Transmittal for Common Stock.*

(a)(1)(C)	Letter of Transmittal for Stock Options.*

(a)(1)(D)	Notice of Guaranteed Delivery.*

(a)(1)(E)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees.*

(a)(1)(F)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees.*

(a)(1)(G)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.*

(a)(1)(H)	Text of Press Release dated November 5, 2003, issued by the Company (incorporated herein by reference to Exhibit 99.1 of the Company’s Tender Offer Statement on Schedule TO filed with the Commission on November 6, 2003).

(a)(1)(I)	Text of Press Release dated December 15, 2003, issued by the Company.

(b)(1)	Commitment Letter from Bank of America, N.A. dated August 14, 2003.*

(b)(2)	Commitment Letter from Key Principal Partners Corp. dated November 6, 2003.*

(c)(1)	Opinion of Raymond James & Associates, Inc. dated November 5, 2003.*

(c)(2)	Presentation by Houlihan Lokey Howard and Zukin Financial Advisors, Inc. dated August 7, 2003.*

(d)(1)	Agreement and Plan of Merger by and among the Company, Terrapin Partners Holding Company LLC, Terrapin Partners Subsidiary LLC and TP Merger Sub, Inc., dated as of November 5, 2003.*

(d)(2)	Stockholders Agreement among the Company, Terrapin Partners Subsidiary LLC, and J.F. Lehman Equity Investors I, L.P., dated October 22, 2001 (incorporated by reference to Exhibit 7(b) to the Schedule 13D filed on November 1, 2001 by Terrapin Partners Holding Company LLC and the other filing persons named therein).

(d)(3)	Voting Agreement and Irrevocable Proxy among Cecile D. Barker, Terrapin Partners Holding Company LLC, Terrapin Partners Subsidiary LLC, dated as of October 22, 2001 (incorporated by reference to Exhibit 7(a) to the Schedule 13D filed on November 1, 2001 by Terrapin Partners Holding Company LLC and the other filing persons named therein).

(d)(4)	Transition Agreement and General and Special Release between the Company and Gregory A. Pratt, entered into on May 29, 2002 but effective as of April 19, 2002 (incorporated by reference to the Company’s Current Report on Form 10-Q for the quarter ended June 30, 2002, filed with the Commission on August 14, 2002).

(d)(5)	Third Amended and Restated Term Note between the Company and Gregory A. Pratt, entered into on May 29, 2002 but effective as of July 14, 1999 (incorporated by reference to the Company’s Current Report on Form 10-Q for the quarter ended June 30, 2002, filed with the Commission on August 14, 2002).

(d)(6)	Second Amended and Restated Pledge Agreement between the Company and Gregory A. Pratt, dated October 18, 2001 (incorporated by reference to the Company’s Annual Report on Form 10-K for the year ended December 31, 2001, filed with the Commission on March 28, 2002).

(d)(7)	Professional Services Agreement between Cecile Barker and the Company, dated January 1, 2002 (incorporated by reference to the Company’s Annual Report on Form 10-K for the year ended December 31, 2001, filed with the Commission on March 28, 2002).

(d)(8)	Management Agreement between J.F. Lehman & Company and the Company, dated as of January 1, 2002 (incorporated by reference to the Company’s Annual Report on Form 10-K for the year ended December 31, 2001, filed with the Commission on March 28, 2002).

(d)(9)	Employment Agreement between J. Jeffrey Fox and the Company, dated October 22, 2001 (incorporated by reference to the Company’s Annual Report on Form 10-K for the year ended December 31, 2001, filed with the Commission on March 28, 2002).

(d)(10)	Employment Agreement between Charles A. Leader and the Company, dated April 18, 2002 (incorporated by reference to the Company’s Current Report on Form 10-Q for the quarter ended June 30, 2002, filed with the Commission on August 14, 2002).

(d)(11)	Employment Agreement between James Ungerleider and the Company, dated July 18, 2002 (incorporated by reference to the Company’s Current Report on Form 10-Q for the quarter ended June 30, 2002, filed with the Commission on August 14, 2002).

(d)(12)	Employment Agreement between Zan F. Calhoun and the Company, dated June 23, 2003 (incorporated by reference to the Company’s Current Report on Form 10-Q for the quarter ended June 30, 2003, filed with the Commission on August 13, 2003).

(e)	Not applicable.

(f)	Section 262 of the Delaware General Corporate Law (included as Annex C to the Offer to Purchase filed as Exhibit (a)(1)(A) to the Schedule TO).

(g)	None.

(h)	None.

* Previously filed.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 15, 2003

OAO TECHNOLOGY SOLUTIONS, INC.

By:	/S/ DAVID RATTNER
	Name:	DAVID RATTNER
	Title:	General Counsel

TERRAPIN PARTNERS HOLDING COMPANY LLC

By:	/S/ LOUIS N. MINTZ
	Name:	Louis N. Mintz
	Title:	Authorized Person

TERRAPIN PARTNERS SUBSIDIARY LLC
By: Terrapin Partners Holding Company LLC, its Managing Member

By:	/S/ LOUIS N. MINTZ
	Name:	Louis N. Mintz
	Title:	Authorized Person

TP MERGER SUB, INC.

By:	/S/ LOUIS N. MINTZ
	Name:	Louis N. Mintz
	Title:	Authorized Person

JOHN F. LEHMAN

/S/ JOHN F. LEHMAN
John F. Lehman

DONALD GLICKMAN

/S/ DONALD GLICKMAN
Donald Glickman

GEORGE A. SAWYER

/S/ GEORGE A. SAWYER
George A. Sawyer

LOUIS N. MINTZ

/S/ LOUIS N. MINTZ
Louis N. Mintz

EXHIBIT INDEX

Exhibit No.	Description

(a)(1)(A)	Offer to Purchase, dated November 13, 2003.

(a)(1)(B)	Letter of Transmittal for Common Stock.*

(a)(1)(C)	Letter of Transmittal for Stock Options.*

(a)(1)(D)	Notice of Guaranteed Delivery.*

(a)(1)(E)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees.*

(a)(1)(F)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees.*

(a)(1)(G)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.*

(a)(1)(H)	Text of Press Release dated November 5, 2003, issued by the Company (incorporated herein by reference to Exhibit 99.1 of the Company’s Tender Offer Statement on Schedule TO filed with the Commission on November 6, 2003).

(a)(1)(I)	Text of Press Release dated December 15, 2003, issued by the Company.

(b)(1)	Commitment Letter from Bank of America, N.A. dated August 14, 2003.*

(b)(2)	Commitment Letter from Key Principal Partners Corp. dated November 6, 2003.*

(c)(1)	Opinion of Raymond James & Associates, Inc. dated November 5, 2003.*

(c)(2)	Presentation by Houlihan Lokey Howard and Zukin Financial Advisors, Inc. dated August 7, 2003.*

(d)(1)	Agreement and Plan of Merger by and among the Company, Terrapin Partners Holding Company LLC, Terrapin Partners Subsidiary LLC and TP Merger Sub, Inc., dated as of November 5, 2003.*

(d)(2)	Stockholders Agreement among the Company, Terrapin Partners Subsidiary LLC, and J.F. Lehman Equity Investors I, L.P., dated October 22, 2001 (incorporated by reference to Exhibit 7(b) to the Schedule 13D filed on November 1, 2001 by Terrapin Partners Holding Company LLC and the other filing persons named therein).

(d)(3)	Voting Agreement and Irrevocable Proxy among Cecile D. Barker, Terrapin Partners Holding Company LLC, Terrapin Partners Subsidiary LLC, dated as of October 22, 2001 (incorporated by reference to Exhibit 7(a) to the Schedule 13D filed on November 1, 2001 by Terrapin Partners Holding Company LLC and the other filing persons named therein).

(d)(4)	Transition Agreement and General and Special Release between the Company and Gregory A. Pratt, entered into on May 29, 2002 but effective as of April 19, 2002 (incorporated by reference to the Company’s Current Report on Form 10-Q for the quarter ended June 30, 2002, filed with the Commission on August 14, 2002).

Exhibit No.	Description

(d)(5)	Third Amended and Restated Term Note between the Company and Gregory A. Pratt, entered into on May 29, 2002 but effective as of July 14, 1999 (incorporated by reference to the Company’s Current Report on Form 10-Q for the quarter ended June 30, 2002, filed with the Commission on August 14, 2002).

(d)(6)	Second Amended and Restated Pledge Agreement between the Company and Gregory A. Pratt, dated October 18, 2001 (incorporated by reference to the Company’s Annual Report on Form 10-K for the year ended December 31, 2001, filed with the Commission on March 28, 2002).

(d)(7)	Professional Services Agreement between Cecile Barker and the Company, dated January 1, 2002 (incorporated by reference to the Company’s Annual Report on Form 10-K for the year ended December 31, 2001, filed with the Commission on March 28, 2002).

(d)(8)	Management Agreement between J.F. Lehman & Company and the Company, dated as of January 1, 2002 (incorporated by reference to the Company’s Annual Report on Form 10-K for the year ended December 31, 2001, filed with the Commission on March 28, 2002).

(d)(9)	Employment Agreement between J. Jeffrey Fox and the Company, dated October 22, 2001 (incorporated by reference to the Company’s Annual Report on Form 10-K for the year ended December 31, 2001, filed with the Commission on March 28, 2002).

(d)(10)	Employment Agreement between Charles A. Leader and the Company, dated April 18, 2002 (incorporated by reference to the Company’s Current Report on Form 10-Q for the quarter ended June 30, 2002, filed with the Commission on August 14, 2002).

(d)(11)	Employment Agreement between James Ungerleider and the Company, dated July 18, 2002 (incorporated by reference to the Company’s Current Report on Form 10-Q for the quarter ended June 30, 2002, filed with the Commission on August 14, 2002).

(d)(12)	Employment Agreement between Zan F. Calhoun and the Company, dated June 23, 2003 (incorporated by reference to the Company’s Current Report on Form 10-Q for the quarter ended June 30, 2003, filed with the Commission on August 13, 2003).

(e)	Not applicable.

(f)	Section 262 of the Delaware General Corporate Law (included as Annex C to the Offer to Purchase filed as Exhibit (a)(1)(A) to the Schedule TO).

(g)	None.

(h)	None.

* Previously filed.